June 8, 2006

Jeff Reid
Chief Executive Officer and President
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga
Ontario, Canada L4Z 2A9

> **Re:** **KMA Global Solutions International, Inc.**
> **Amendment No. 2 to Form 10-SB**
> **File No. 0-51864**
> **Filed May 30, 2006**

Dear Mr. Reid:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers listed in this letter refer to the marked copy of the filing provided by you.

General

1.   Please file your response letter and future response letters as correspondence on EDGAR.

Item 1. Description of Business, page 4

2.   We refer to your statement that by merging with an entity that had shares of stock traded in the U.S. you were able to, as a result of the merger, raise capital in the U.S. Please expand your disclosure to explain how your merger with Espo's accomplished this objective. We note, for example, that Espo's was not a public company and had no

periodic reporting requirements. In addition, the Pink Sheets has no listing standards. Please revise or advise.

Business Development, page 4

3.   We note your new disclosure in response to our prior comments 2 and 3. Please provide additional disclosure to clarify the following:

- Whether any consideration was received by 2095511 Ontario Limited in exchange for the retirement of its shares into treasury.
- The legal relationship between you and/or KMA LLC on the one hand, and KMA Acquisition Exchangeco, Inc., on the other.

4.   Refer to the final paragraph on page 4. Please indicate when "[c]ertain other entities will receive 11,662,000 shares" in connection with financing services and investor relations services. In addition, please expand your disclosure to describe the services they will perform and, in light of the large percentage of your outstanding shares to be received by these "certain other entities," please identify them.

5.   We note your organization chart on page 5 in response to our prior comment number 6. Please revise the chart further to show Jeff Reid's ownership interest. In addition, please identify the number of shares of KMA Global Solutions, Inc.'s shares owned by Exchangeco.

Principal Products, page 5

6.   Please expand your discussion to clarify whether or not you sell the equipment necessary to establish an EAS system at the retail location.

Business Strategy, page 7

7.   Refer to the discussion of RFID technology beginning on page 7. Please expand your disclosure to clearly indicate whether you currently earn revenues from sales of RFID or otherwise currently provide this technology to your customers.

8.   Please provide us with copies of the 2 studies referenced in the fourth paragraph under this heading.

Distribution, page 8

9.   We have reviewed your new disclosure in response to our prior comment number 18. Since you do not appear to have taken any specific steps toward your planned expansion nor do you appear to have a timeline for such plans, please revise your disclosure to clearly indicate that you may not undertake any one or more of the planned changes to your business.   Please also provide additional guidance regarding the estimated costs of

these activities and the source(s) of the funds to allow you to complete the expansion activities.

Dependence on Customers, page 9

10.   We have read your response and revised disclosure in response to our prior comment number 22. Please revise your disclosure further to clarify that your "preferred provider" status is "informal" and not set forth in any formal binding agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

11.   We refer to your statement on page 12 that, after closing on a private or public offering of securities, you expect, almost immediately, to be able to begin manufacturing operations in China, and shortly thereafter, in India and Mexico. Please advise us as to whether the company has entered into any agreements with any potential purchasers or underwriters in order to conduct an offering of your securities. If no agreement has been entered into, please clearly state here and on page 14 that there is no assurance that you will be able to raise proceeds from an equity offering in order to accomplish these objectives.

Results of Operations, page 12

12.   Refer to the eighth paragraph on page 13. Please provide more details explaining the write-off in fiscal year 2005 of an advance commission in the amount of $43,500.

Selling, General and Administrative ("SG&A") Expenses, page 13

13.   We have been unable to recalculate the percentage change in your professional fees between the years ended January 31, 2006 and 2005. Please revise accordingly.

Liquidity and Capital Resources, page 14

14.   We note your response to our prior comment number 34 and your new disclosure on page 14 related to the difference between cash provided by operating activities between the years ended January 31, 2005 and January 31, 2006. Your new disclosure, while detailing the changes in the components that make up cash provided by operating activities, still fails to explain why the changes in those components occurred. For example, why did accounts receivable decrease $397,797 in 2005 and $50,312 in 2006? Please revise your disclosure to provide reasons for each of the changes described, rather than reciting amounts that are apparent from your cash flow statement.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002, page 17

15.   We have reviewed your response to prior comment 38. We reissue our comment and request that if you choose to disclose the effectiveness of your internal controls over

financial reporting, you revise your disclosure to meet all the requirements of Item 308 of Regulation S-B. Alternatively, you may revise to remove the disclosure related to management's assessment as you are not yet required to report on the effectiveness of your internal controls over financial reporting.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

16.   Please revise your disclosure in the 2 charts on page 18 to reconcile the share number owned by KMA LLC in the first chart (28,900,000) with the number beneficially owned by Mr. Reid in the second chart (25,840,000). If Mr. Reid controls all of the shares held by KMA LLC, the number in the second chart should be the same as or more than the number in the first chart. In addition, for consistency, all share numbers should be as of the same day.

Item 5. Directors and Executive Officers and Control Persons, page 19

17.   We refer to the employment agreement the company has with Mr. Reid. Please expand your description of the agreement to disclose how bonus payments are determined and whether there are minimum guaranteed payments or maximum amounts that may be paid in bonuses. In addition, please briefly discuss the "benefits" and "other compensation" disclosed here. Finally, please disclose the duration of the non-compete clause with Mr. Reid in the event he leaves the company and expand your disclosure to describe the "termination provisions commensurate with his position." If the termination provisions include change in control benefits, please describe these.

18.   Please clarify, in the final paragraph before the compensation table, whether any options have actually been granted to Mr. Reid or whether his is merely entitled to options at some later date.

Item 8. Description of Securities, page 22

19.   We note your new disclosure in response to our prior comment number 49. Please briefly describe each of the provisions that could have the effect of delaying, preventing or hindering a change of control. See Item 202(a)(4) of Regulation S-B.

Financial Statements

General

20.   Your responses to prior comments 52 and 53 seem to indicate that the auditors are taking responsibility for the financial statements. Please explain to us how you concluded that your auditors are independent considering Rule 2-01(c)(4)(i) of Regulation S-X.

Report of Independent Registered Accounting Firm, page 1

21.   We have reviewed your response to prior comment 50. Please tell us the scope of additional work provided by your auditors in order to issue the revised audit opinion, including whether such procedures involved additional field work. We do not understand how additional procedures of a scope adequate to revise the audit opinion would not require an updated audit opinion date.

Statement of Cash Flows, page 6

22.   We note your response to prior comment 37. Please provide your basis for classifying activity related to this loan as a financing activity on the statement of cash flows rather than an investing activity. Refer to paragraph 17a of SFAS 95.

Note 2. Summary of Significant Accounting Policies

Equipment and Amortization, page 7

23.   We have read your response to prior comment 52. Please tell us whether the related capital lease provides for the transfer of property to the lessee at the end of the lease term, contains a bargain purchase option or economically compels the lessee to exercise a purchase option due to the existence of a penalty for failure to exercise such option. If none of these circumstances exist, it is not appropriate to depreciate equipment under capital lease over the estimated useful or economic life. Rather, such equipment should be depreciated over the non-cancelable lease term.

Leases, page 8

24.   We have read your response to prior comment 53. Your statement under Equipment and Amortization at page 7 that you amortize equipment, including that under capital lease, on a straight-line basis appears inconsistent with your disclosure here that assets under capital lease are amortized on a diminishing balance basis. Please reconcile these statements and tell us your basis for amortizing assets under capital lease using an accelerated basis.

Note 14. Subsequent Events, page 15

25.   We have reviewed your response to prior comment 55. Please tell us, and revise to clarify, whether the shareholders of KMA (Canada) hold a majority of the outstanding shares of KMA International after the transaction. Further, please revise your disclosure to clearly identify all parties receiving shares in the transaction, including the exchangeable shares discussed at page 4.

26.   We have reviewed your response to prior comment 56. Please revise to disclose all stock transactions that took place subsequent to year end but prior to the issuance of the

financial statements as subsequent events. In addition, please revise your weighted average shares outstanding and earnings per share calculations to reflect the impact of any stock dividends or stock splits in accordance with paragraph 54 of SFAS 128. Finally, please tell us what additional stock transactions took place to reduce the KMA (Canada) shares outstanding from the 1,890,400 per your response to the 314,400 outstanding at the time of the transaction.

Part II

Item 1. Market Price of Stock and Dividends on the Registrant's Common Equity and Other Stockholder Matters, page 23

27.   Please revise the chart to reflect the fact that the information provided is for the quarter ended January 31, *2006*, rather than 2005.

Item 4. Recent Sales of Unregistered Securities, page 24

28.   We have read your responses to our prior comments 60 and 61. We reissue our request that you describe *each* issuance of stock by you in the prior 3 years and provide the details required by Item 701 of Regulation S-B. Specifically, we note that although you currently have 46,056,791 shares outstanding, you have only provided information regarding the issuance of 11,864,011 shares. In addition, the information you have provided is insufficient to establish the claimed exemption from registration. Please provide additional details about the nature of the purchasers that tends to support your claimed exemption.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Amanda Sledge at (202) 551-3473, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Attorney

cc (*via facsimile)*: Lawrence Cohen, Esq.
                Fox Rothschild LLP